Exhibit 99.4

DISTANCE VOTING BALLOT

EGM HELD ON OCTOBER 25, 2021

SUZANO S.A. (“Company”)

Shareholder’s Name:
Shareholder’s CNPJ or CPF:

Instructions on how to cast your vote:

If the shareholder chooses to exercise his right to a distance voting right, pursuant to CVM Instruction 481/2009, as amended (“ICVM 481”), he must complete this Distance Voting Ballot (“DVB”), which will only be considered valid and the votes cast here counted in the quorum of the Extraordinary General Meeting (“EGM”) of the Company, if the following instructions are observed: (i) all fields must be filled in correctly. If any field is not completed or crossed-out, it will be disregarded; (ii) all pages must be initialed; and (iii) the last page must be signed by the voting shareholder or by their representative in the case of legal persons. Failure to complete any voting field does not render the DVB void, but merely annuls the respective item. Only votes cast through duly completed voting fields will be counted.

Instructions for sending your DVB, indicating the delivery process by sending it directly to the Company or through a qualified service provider or custody agent:

In order for this DVB to be considered delivered and consequently counted, the DVB and other necessary documents as mentioned below must be received by the Company up to 7 days prior to the EGM, that is, until October 18, 2021 (including such date). Thus, the shareholder who chooses the distance voting must send the DVB and such documents using one of the following alternatives:

1) Submission to the Bookkeeping Agent: the shareholder must transmit the instruction to complete this DVB to the bookkeeping agent of the shares issued by the Company (Itaú Corretora de Valores S.A.), if the shares are not deposited in a central depository, pursuant to the established deadlines and procedures and the documents required by the bookkeeping agent and in the applicable regulation.

2) Submission to the custody agent: the shareholder must transmit the instruction to complete this DVB to the custody agent of its shares, pursuant to the established deadlines and procedures and the documents required by the custody agent and in the applicable regulation.

3) Submission directly to the Company: shareholders that opt to exercise their distance voting right directly with the Company must submit the following documents: (i) for private individuals: copy of a valid identity document with photograph, specifically an identity card (RG), driver’s license (CNH), foreigner identity card (RNE), passport or professional identification document; (ii) for legal entities: copy of the articles or association or bylaws, as applicable, the corporate documents attesting to the powers of representation of the shareholder and/or the powers to sign of those signing the DVB, and a copy of a valid identity document with photograph of such representatives, specifically an identity card (RG), driver’s license (CNH), foreigner identity card (RNE), passport or professional identification document; and (iii) for Investment funds: consolidated bylaws, bylaws or articles of association, as applicable, of the administrator or manager, the corporate documents attesting to the powers of representation, and a copy of an identity document with photograph of its representative, specifically a valid identity card (RG), driver’s license (CNH), foreigner identity card (RNE), passport or professional identification document. The DVB and other documents will only be received until October 18, 2021 (including such date).

Postal and e-mail address to send the DVB, if the shareholder chooses to deliver the document directly to the Company:

Shareholders may submit digital copies of the DVB and necessary documents by e-mail to ri@suzano.com.br, with copy to societario@suzano.com.br. DVBs will be received until October 18, 2021 (including such date).

Indication of the institution hired by the Company to provide securities’ bookkeeping services, with name, physical and electronic address, contact person and phone number:

Itaú Corretora de Valores S.A., Av. Brigadeiro Faria Lima, 3,500, 3rd floor, Itaim Bibi, São Paulo, SP, ZIP Code 04538-132 Phone: +55 11 3003-9285 (capital and metropolitan regions) Phone: 0800 7209285 (other locations) E-mail: atendimentoescrituracao@itau-unibanco.com.br.

The data above were inserted only so that the shareholder has a channel to clarify any doubts regarding the submission of the DVB to the bookkeeping agent, and only the DVBs presented to the bookkeeping agent within the terms and according to the established deadlines and procedures, as well as the documents required by the bookkeeping agent and in accordance with applicable regulations will be considered valid.

Resolutions / Issues concerning the EGM

Simple Resolution

1. Resolve on the full offsetting of the Company's accumulated losses, as recorded in the Financial Statements for the year ended December 31, 2020, amounting in R$ 3,926,014,830.11, by partially deducting the balance of retained earnings ascertained in the 1st semester of 2021, as recorded in the quarterly financial statements dated June 30, 2021, which totaled R$ 7,277,866,773.05, all pursuant to the Company's Management Proposal:

[  ] Approve [ ] Reject [ ] Abstain

DISTANCE VOTING BALLOT

EGM HELD ON OCTOBER 25, 2021

SUZANO S.A. (“Company”)

City:

Date:

Signature:

Shareholder’s Name:

Telephone: